

Mail Stop 7010

August 25, 2008

J. Miguel Fernandez de Castro
Chief Financial Officer
TurboChef Technologies, Inc.
Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328

> **Re: TurboChef Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-32334**

Dear Mr. de Castro

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Risk Factors, page 14

We are dependent on a limited number of customers. . ., page 18

1. We note your disclosure here about your dependency on three customers. However, in "Our Customers" discussion on page 9 you do not discuss who these customers are and whether their loss could result in a material adverse effect to your business. In future filings, please include in your Business discussion appropriate disclosure in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Executive Compensation, page 40
Compensation Discussion and Analysis, page 40

Executive Salaries, page 41

2. In future filings please clarify who recommends the salary and all the other elements of compensation for the chief executive officer. Based on your disclosure here and in the "Role of Management and Compensation Committee" discussion on page 45, it seems that the CEO may recommend his own compensation, which is later reviewed and approved by the compensation committee.

Cash Bonus Incentive, page 42

3. While you disclose that the 2007 plan provided a two-tier bonus compensation structure, your discussion focuses only on the first tier of the bonus structure. To the extent applicable, in future filings please revise your disclosure to discuss the elements of the bonus plan in full.

4. We note that the EBITDA targets and revenue targets are material for purposes of determining the amount of bonus paid to a named executive officer. In future filings please quantify the corporate performance target goals.

Equity Incentives, page 43

5. With respect to the equity awards discussed in the third paragraph of your disclosure, in future filings please disclose more detail about the factors taken in consideration by the compensation committee in determining the size of the awards for each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Summary Compensation Table, page 45

6. Please explain to us how you are reporting the numbers in the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns. It appears that the bonus amount for each named executive officer is the same as the amount you have reported as the Target amount in the "Estimated Payouts Under Non-Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards table on page 47. Please note that in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as the guidance provided by Regulation S-K Compliance and Disclosure Interpretations found in the Corporation Finance section of our website, the compensation reported in the "Bonus" column is of a

discretionary nature and not payable pursuant to a plan (see Question #119.2 to the C&DI).

7. In accordance with Instruction 2 of Item 402(c)(2)(vii) of Regulation S-K, in future filings please include a footnote to the "Non-Equity Incentive Plan Compensation" column to identify and quantify any earnings on outstanding awards.

Potential Payments Upon Termination or Change-in-Control, page 50

8. In future filings please describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various circumstances that trigger payments or provision of benefits in the event of a change of control or termination of employment. See Item 402(j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Equity Compensation Plan Information, page 55

9. In future filings, in accordance with Item 201(d)(3) of Regulation S-K, please disclose the material features of each plan pursuant to which your shares of stock are authorized for issuance, or include a cross-reference if such disclosure is made elsewhere in the filing.

Exhibits

10. We note that you have not filed Exhibit 21 listing your subsidiaries. Please tell us why this exhibit is missing or otherwise include it in your future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or the undersigned with any other questions.

Sincerely,

Pamela Long
Assistant Director